SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2007
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     Attached to the Registrant’s Form 6-K for the month of March 2007, and incorporated by reference herein, are the following press releases made by the Registrant:
1.	Material Change Report

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Elena Kinakin
	Name:	Elena Kinakin
	Title:	Vice President Finance and CFO

Dated: March 29, 2007

Form 51-102F3
Material Change Report
1.	Name and Address of Company

Spectrum Signal Processing Inc. 300-2700 Production Way Burnaby, British Columbia V5A 4X1

2.	Date of Material Change

March 20, 2007

3.	News Release

Spectrum Signal Processing Inc. (“Spectrum” or the “Company”) issued a news release through CCN Matthews with respect to a material change on March 20, 2007. A copy of such news release is attached hereto as Schedule A and forms a part hereof.

4.	Summary of Material Change

On March 20, 2007, Spectrum announced the restatement of its financial results for fiscal years ended December 31, 2004 and December 31, 2005. This restatement pertains to U.S. generally accepted accounting principles (“GAAP”) only and does not impact the Company’s financial results in accordance with Canadian GAAP. These are non-cash charges that do not impact the Company’s operations or cash flows.

The effect of the restatement is an increase to the Company’s 2004 net loss of $1,483,000 and a decrease to the Company’s 2005 net loss of $792,000. For the year ended December 31, 2006, the Company will also include a gain of $27,000 related to the change in fair value of Canadian dollar denominated share purchase warrants during the period.

5.	Full Description of Material Change

On March 20, 2007, Spectrum announced the restatement of its financial results for fiscal years ended December 31, 2004 and December 31, 2005. This restatement pertains to U.S. generally accepted accounting principles (“GAAP”) only and does not impact the Company’s financial results in accordance with Canadian GAAP. These are non-cash charges that do not impact the Company’s operations or cash flows.

The restatement results from a recent interpretation by U.S. regulatory authorities of the U.S. GAAP contained in the Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities. The interpretation under U.S. GAAP requires that, when a Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency, those share purchase warrants be classified as liabilities at their fair value with any changes in fair value

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being included in the calculation of net earnings. In these circumstances, the Company would record a gain or loss in each period when the fair value of the share purchase warrants decreases or increases.
As a result of this interpretation, the Company will include a restatement of comparative figures in its U.S. GAAP financial statements for the year ended December 31, 2006.

The effect of the restatement is an increase to the Company’s 2004 net loss of $1,483,000 and a decrease to the Company’s 2005 net loss of $792,000. For the year ended December 31, 2006, the Company will also include a gain of $27,000 related to the change in fair value of Canadian dollar denominated share purchase warrants during the period. As of December 31, 2006 all but 207,931 of the Canadian dollar denominated share purchase warrants have been exercised or have expired. The remaining outstanding share purchase warrants have an estimated fair market value of $11,000, as calculated using the Black-Scholes option-pricing model, and are recorded as a current liability on the Company’s balance sheet. If the share purchase warrants are exercised, the fair value of the warrants at the date of exercise will be reclassified to stockholders’ equity. As of December 31, 2006, the cumulative effect of the issuance and exercise of the Canadian dollar denominated share purchase warrants is an increase to share capital, warrants and additional paid-in capital of $653,000.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following senior officer may be contacted for further information in connection with this material change:

Brent Flichel President and Chief Executive Officer Spectrum Signal Processing Inc. 300-2700 Production Way Burnaby, BC V5A 4X1 Telephone: (604) 676-6733 Facsimile: (604) 421-1764

9.	Date of Material Change Report

March 20, 2007.

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SCHEDULE A
NEWS RELEASE
Spectrum Signal Processing Restates 2004 and 2005 U.S. GAAP Financial Results or Non-Cash Charges
Burnaby, B.C., Canada — (CCNMatthews — March 20, 2007) — Spectrum Signal Processing Inc. today announced the restatement of its financial results for its fiscal years ended December 31, 2004 and 2005. This restatement pertains to U.S. generally accepted accounting principles (“GAAP”) only and does not impact the Company’s financial results in accordance with Canadian GAAP. These are non-cash charges that do not impact the Company’s operations or cash flows.
The restatement results from a recent interpretation by U.S. regulatory authorities of the U.S. GAAP contained in the Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities. The interpretation under U.S. GAAP requires that, when a Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency, those share purchase warrants be classified as liabilities at their fair value with any changes in fair value being included in the calculation of net earnings. In these circumstances, the Company would record a gain or loss in each period when the fair value of the share purchase warrants decreases or increases.
As a result of this interpretation, the Company will include a restatement of comparative figures in its U.S. GAAP financial statements for the year ended December 31, 2006.
The effect of the restatement is an increase to the Company’s 2004 net loss of $1,483,000 and a decrease to the Company’s 2005 net loss of $792,000. For the year ended December 31, 2006, the Company will also include a gain of $27,000 related to the change in fair value of Canadian dollar denominated share purchase warrants during the period. As of December 31, 2006 all but 207,931 of the Canadian dollar denominated share purchase warrants have been exercised or have expired. The remaining outstanding share purchase warrants have an estimated fair market value of $11,000, as calculated using the Black-Scholes option-pricing model, and are recorded as a current liability on the Company’s balance sheet. If the share purchase warrants are exercised, the fair value of the warrants at the date of exercise will be reclassified to stockholders’ equity. As of December 31, 2006, the cumulative effect of the issuance and exercise of the Canadian dollar denominated share purchase warrants is an increase to share capital, warrants and additional paid-in capital of $653,000.
“This restatement relates to non-cash charges that do not impact Spectrum’s operations or cash flows,” stated Brent Flichel, Spectrum’s President and Chief Executive Officer. “The U.S. regulatory authorities have recently provided their interpretation of some complex accounting rules affecting our previously reported financial results. In our effort to provide transparent financial reporting, we are providing this restatement information to the markets today.”
(All currency amounts are in U.S. dollars unless stated otherwise)

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ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by the Company’s management and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: viability of business strategy, liquidity and capital resources, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, audit firm risk, dependence on third party suppliers, export controls, intellectual property rights, share-based compensation, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The Company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The Company may or may not update these forward-looking statements in the future.
flexComm is a trademark of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Brent Flichel
President and Chief Executive Officer
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

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